Exhibit 99.3

Execution Version

AMENDMENT NO. 3 TO SECOND

AMENDED AND RESTATED CREDIT AGREEMENT

This Amendment No. 3 to Second Amended and Restated Credit Agreement (the “Agreement”) is made as of September 30, 2015 between Agnico Eagle Mines Limited (the “Borrower”), the guarantors party hereto, The Bank of Nova Scotia, as Administrative Agent (as defined below), and the Lenders (as defined below) party hereto.

RECITALS:

A.                                    Reference is made to the second amended and restated credit agreement dated as of August 4, 2011 between the Borrower, the guarantors party thereto, The Bank of Nova Scotia, as administrative agent (the “Administrative Agent”) and joint lead arranger, The Toronto-Dominion Bank, as joint lead arranger, and each bank and financial institution party thereto, as lenders (the “Lenders”), as amended by amendment no. 1 to second amended and restated credit agreement dated as of July 20, 2012 and amendment no. 2 to second amended and restated credit agreement dated as of September 8, 2014 (the “Credit Agreement”).

B.                                    The Borrower has requested certain amendments to the Credit Agreement as set forth herein.

C.                                    The Lenders hereto have agreed to so amend the Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.                                      DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement (as amended by this Agreement).

2.                                      AMENDMENTS.

(a)                                 The definition of “Letter of Credit” in Section 1.1.114 of the Credit Agreement is deleted and replaced with the following:

““Letter of Credit” means any documentary letter of credit, financial or performance stand-by letter of credit and letter of guarantee issued by the Issuing Lender in accordance with the provisions hereof;”.

(b)                                 The reference to “June 22, 2019” in the definition of Maturity Date in Section 1.1.130 of the Credit Agreement is deleted and replaced with “June 22, 2020”.

(c)                                  The reference to “June 22, 2016” in Section 2.5.1 of the Credit Agreement is deleted and replaced with “June 22, 2020”.

(d)                                 The first pricing grid in Section 2.7.1 of the Credit Agreement is deleted in its entirety and replaced as follows:

		Letter of Credit Fees
DBRS/S&P/Moody’s Credit Rating of the Borrower	Libor / Stamping Fees	Financial Letter of Credit	Performance Letter of Credit	Base Rate or Prime Rate	Standby Fee
> BBB/BBB/Baa2	1.45%	1.45%	0.97%	0.45%	0.29%
BBB (Low)/BBB-/Baa3	1.70%	1.70%	1.13%	0.70%	0.34%
BB (High)/BB+/Ba1	2.00%	2.00%	1.33%	1.00%	0.40%
BB/BB/Ba2	2.25%	2.25%	1.50%	1.25%	0.45%
< BB (Low)/BB-/Ba3	2.75%	2.75%	1.83%	1.75%	0.55%

(e)                                  The second pricing grid in Section 2.7.1 of the Credit Agreement is deleted in its entirety and replaced as follows:

		Letter of Credit Fees
Total Net Debt to EBITDA Ratio	Libor / Stamping Fees	Financial Letter of Credit	Performance Letter of Credit	Base Rate or Prime Rate	Standby Fee
<1.00:1	1.45%	1.45%	0.97%	0.45%	0.29%
>1.00:1 and < 1.50:1	1.70%	1.70%	1.13%	0.70%	0.34%
>1.50:1 and < 2.00:1	2.00%	2.00%	1.33%	1.00%	0.40%
>2.00:1 and < 2.50:1	2.25%	2.25%	1.50%	1.25%	0.45%
>2.50:1	2.75%	2.75%	1.83%	1.75%	0.55%

(f)                                   Section 2.7.2 of the Credit Agreement is deleted in its entirety and replaced with the following:

“All interest rates set forth in subsection 2.7.1 are rates per annum.  As adjusted by Section 2.7.3A or Section 2.7.3B, as applicable: (a) interest on Libor Advances shall accrue and be payable at LIBOR for the applicable Designated Period plus the Applicable Margin shown in the second column of the applicable table in subsection 2.7.1; (b) the rate for Stamping Fees shall be the Applicable Margin shown in the second column of the applicable table in subsection 2.7.1; (c) the Letter of Credit Fee shall be the Applicable Margin shown in the third column for financial Letters of Credit and the fourth column for performance Letters of Credit of the applicable table in subsection 2.7.1; and (d) interest on Prime Rate Advances and US Base Rate Advances shall, as applicable, accrue and be payable at the Prime Rate or the US Base Rate plus the Applicable Margin shown in the fifth column of the applicable table in subsection 2.7.1.”.

(g)                                  Section 14.1 of the Credit Agreement is deleted and replaced as follows:

“Incur, assume or permit to exist any Debt other than Permitted Debt. No Subsidiary of the Borrower shall guarantee, or otherwise enter into any arrangement to assure the payment or performance of, any obligations of any Obligor (other than itself, as applicable) to any Other Derivative Counterparty,

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and the Borrower shall not guarantee, or otherwise enter into any arrangement to assure the payment or performance of, any obligations of any other Obligor to any Other Derivative Counterparty.”.

3.                                      REPRESENTATIONS AND WARRANTIES.

In order to induce the Lenders to enter into this Agreement, the Borrower represents and warrants on the date of this Agreement as follows:

(a)                                 the representations and warranties of the Obligors contained in the Credit Agreement and the other Loan Documents, other than those expressly stated to be made as of a specific other date or otherwise expressly modified in accordance with Section 10.17 of the Credit Agreement, are true and correct in all material respects; and

(b)                                 no Default or Event of Default has occurred and is continuing.

Each representation and warranty made in this Agreement shall survive the execution and delivery of this Agreement.

4.                                      CONDITIONS PRECEDENT

The amendments to the Credit Agreement set out herein shall not become effective until the date on which the Obligors have:

(a)                                 paid the Agent for the account of the Lenders and the joint lead arrangers all fees payable under the confidential fee letter dated on or about the date hereof by The Bank of Nova Scotia and The Toronto-Dominion Bank, as joint lead arrangers, and accepted by the Borrower; and

(b)                                 delivered, or caused to be delivered, to the Agent the following additional documents or the Lenders have waived the requirement therefor:

(i)                                     where required under Applicable Law for this Agreement and any other Loan Document entered into by an Obligor to be enforceable against such Obligor, or where doing so would evidence the benefit to a Guarantor that has provided a Limited Guarantee of entering into this Agreement, certified copies of resolutions of the directors (or the equivalent) of each such Obligor, and where doing so would evidence the benefit to a Guarantor that has provided a Limited Guarantee of entering into this Agreement, certified copies of resolutions of the shareholders (or the equivalent) of each such Obligor, in each case, authorizing the execution, delivery and performance of this Agreement by such Obligor;

(ii)                                  where available, a certificate of status, certificate of compliance or an equivalent certificate issued by the relevant Governmental Authority in respect of each Obligor, evidencing the status or good standing of such Obligor in its jurisdiction of incorporation or formation; and

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(iii)                               a joinder agreement executed by Agnico Eagle (Barbados) Limited whereby Agnico Eagle (Barbados) Limited agrees to be a party to this Agreement as if an original signatory hereto and to be bound by all obligations applicable to it as an Obligor hereunder.

5.                                      CONFIRMATION.

Except as specifically provided herein, nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Agent and the Lenders thereunder or under Applicable Law, all of which rights and remedies remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Agent and the Lenders with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)                                 acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)                                 reaffirms its guarantee of the Guaranteed Obligations as defined in and pursuant to the Guarantee granted by it to the Agent, on behalf of the Supported Parties;

(c)                                  represents and warrants that such Guarantee continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 confirms that such Guarantee is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)                                  acknowledges and agrees that the acceptance by or delivery to the Agent and the Lenders of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Agent’s or any Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

6.                                      AGNICO EAGLE (BARBADOS) LIMITED — JOINDER AGREEMENT.

Upon the execution and delivery of the joinder agreement by Agnico Eagle (Barbados) Limited referred to in Section 4(c) above, Agnico Eagle (Barbados) Limited shall be deemed to be a party hereto. The Borrower shall cause such joinder agreement executed and delivered by

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Agnico Eagle (Barbados) Limited to be duly notarized under Applicable Law of Barbados within sixty (60) days of the date hereof.

7.                                      MISCELLANEOUS.

(a)                                 The Credit Agreement and the Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

(b)                                 This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

(c)                                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

(d)                                 The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)                                  This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto and their respective successors and permitted assign.

(f)                                   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)                                  This Agreement is a Loan Document.

[execution pages follow]

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IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Sally Regenstreif
Name: Sally Regenstreif
Title: Associate

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Lender

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Sally Regenstreif
Name: Sally Regenstreif
Title: Associate

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE TORONTO-DOMINION BANK

By:	(signed) Liza Straker
Name: Liza Straker
Title: Director

By:	(signed) Stephen O’Neil
Name: Stephen O’Neil
Title: Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BANK OF MONTREAL

By:	(signed) Robert H. Wright
Name: Robert H. Wright
Title: Director

By:
Name:
Title:

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

ROYAL BANK OF CANADA

By:	(signed) Strati Georgopoulos
Name: Strati Georgopoulos
Title: Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

CANADIAN IMPERIAL BANK OF COMMERCE

By:	(signed) Kazim Mehdi
Name: Kazim Mehdi
Title: Director

By:	(signed) Peter Rawlins
Name: Peter Rawlins
Title: Executive Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

EXPORT DEVELOPMENT CANADA

By:	(signed) Benoit Dumont
Name: Benoit Dumont
Title: Senior Associate

By:	(signed) Christiane de Billy
Name: Christiane de Billy
Title: Senior Financing Manager

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BANK OF AMERICA, N.A., CANADA BRANCH

By:	(signed) Marc Ahlers
Name: Marc Ahlers
Title: Vice President

By:
Name:
Title:

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BARCLAYS BANK PLC

By:	(signed) Vanessa A. Kurbatskiy
Name: Vanessa A. Kurbatskiy
Title: Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

NATIONAL BANK OF CANADA

By:	(signed) Luc Bernier
Name: Luc Bernier
Title: Directeur - Director

By:	(signed) Alexandre Huot
Name: Alexandre Huot
Title: Directeur - Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

HSBC BANK CANADA

By:	(signed) Mike Walls
Name: Mike Walls
Title: Vice President Global Banking

By:	(signed) Dieter Stefely
Name: Dieter Stefely
Title: Director, Banking, HSBC Bank Canada Signature #048455 (A)

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

CITIBANK, N.A., CANADIAN BRANCH

By:	(signed) Samin Atique
Name: Samin Atique
Title: Authorized Signatory

By:
Name:
Title:

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: General Counsel, SVP Legal and Corporate Secretary

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1715495 ONTARIO INC.

By:	(signed) Picklu Datta
Name: Picklu Datta
Title: Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) Picklu Datta
Name: Picklu Datta
Title: Vice President, Finance

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) Picklu Datta
Name: Picklu Datta
Title: Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) Picklu Datta
Name: Picklu Datta
Title: Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Legal Representative

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

TENEDORA AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Legal Representative

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES MEXICO COOPERATIE U.A.

By:	(signed) Picklu Datta
Name: Picklu Datta
Title: Director A

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES SWEDEN COOPERATIE U.A.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Director A

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONORA S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

By:
Name:
Title:

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO RESOURCES, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

2421451 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

Execution Version

AMENDMENT NO. 4 TO SECOND

AMENDED AND RESTATED CREDIT AGREEMENT

This Amendment No. 4 to Second Amended and Restated Credit Agreement (the “Agreement”) is made as of June 10, 2016 between Agnico Eagle Mines Limited (the “Borrower”), the guarantors party hereto, and The Bank of Nova Scotia, as Administrative Agent (as defined below).

RECITALS:

A.                                    Reference is made to the second amended and restated credit agreement dated as of August 4, 2011 between the Borrower, the guarantors party thereto, The Bank of Nova Scotia, as administrative agent (the “Administrative Agent”) and joint lead arranger, The Toronto-Dominion Bank, as joint lead arranger, and each bank and financial institution party thereto, as lenders (the “Lenders”), as amended by amendment no. 1 to second amended and restated credit agreement dated as of July 20, 2012, amendment no. 2 to second amended and restated credit agreement dated as of September 8, 2014 and amendment no. 3 to second amended and restated credit agreement dated as of September 30, 2015 (the “Credit Agreement”).

B.                                    The Borrower has requested an amendment to the Credit Agreement as set forth herein.

C.                                    The Agent has agreed to so amend the Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.                                      DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement (as amended by this Agreement).

2.                                      AMENDMENT.

(a)                                 Section 14.6 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“14.6                  Derivative Instruments

14.6.1              Enter into or maintain any Derivative Instrument:

14.6.1.1                                                    for any purpose other than hedging or mitigating of interest rate, commodity or foreign exchange risks to which any Obligor is exposed in the conduct of its business or the management of its liabilities, and not for the purpose of speculation;

14.6.1.2                                                    on a margin call basis or where the applicable Obligor has granted the applicable counterparty security for any obligations under the Derivative Instrument; or

14.6.1.3                                                    to deliver gold or any other commodity that it produces that in the aggregate exceed 75% of the Borrower’s scheduled production (on a consolidated basis) of such commodity in any three month period.”.

3.                                      REPRESENTATIONS AND WARRANTIES BY THE BORROWER.

In order to induce the Agent to enter into this Agreement, the Borrower represents and warrants on the date of this Agreement as follows:

(a)                                 the representations and warranties of the Obligors contained in the Credit Agreement and the other Loan Documents, other than those expressly stated to be made as of a specific other date or otherwise expressly modified in accordance with Section 10.17 of the Credit Agreement, are true and correct in all material respects; and

(b)                                 no Default or Event of Default has occurred and is continuing.

Each representation and warranty made in this Agreement shall survive the execution and delivery of this Agreement.

4.                                      REPRESENTATIONS AND WARRANTIES BY THE AGENT

The Agent represents and warrants on the date of this Agreement that it has authority to bind the Lenders to this Agreement.

5.                                      CONDITIONS PRECEDENT

The amendments to the Credit Agreement set out herein shall not become effective until the date on which the Obligors have delivered, or caused to be delivered, to the Agent the following additional documents or the Agent has waived the requirement therefor:

(a)                                 where required under Applicable Law for this Agreement and any other Loan Document entered into by an Obligor to be enforceable against such Obligor, or where doing so would evidence the benefit to a Guarantor that has provided a Limited Guarantee of entering into this Agreement, certified copies of resolutions of the directors (or the equivalent) of each such Obligor, and where doing so would evidence the benefit to a Guarantor that has provided a Limited Guarantee of entering into this Agreement, certified copies of resolutions of the shareholders (or the equivalent) of each such Obligor, in each case, authorizing the execution, delivery and performance of this Agreement by such Obligor;

(b)                                 where available, a certificate of status, certificate of compliance or an equivalent certificate issued by the relevant Governmental Authority in respect of each Obligor, evidencing the status or good standing of such Obligor in its jurisdiction of incorporation or formation; and

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(c)                                  a joinder agreement executed by Agnico Eagle (Barbados) Limited whereby Agnico Eagle (Barbados) Limited agrees to be a party to this Agreement as if an original signatory hereto and to be bound by all obligations applicable to it as an Obligor hereunder.

6.                                      CONFIRMATION.

Except as specifically provided herein, the Obligors confirm that nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Agent and the Lenders thereunder or under Applicable Law, all of which rights and remedies remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Agent and the Lenders with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)                                 acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)                                 reaffirms its guarantee of the Guaranteed Obligations as defined in and pursuant to the Guarantee granted by it to the Agent, on behalf of the Supported Parties;

(c)                                  represents and warrants that such Guarantee continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 confirms that such Guarantee is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)                                  acknowledges and agrees that the acceptance by or delivery to the Agent of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Agent’s or any Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

7.                                      AGNICO EAGLE (BARBADOS) LIMITED — JOINDER AGREEMENT.

Upon the execution and delivery of the joinder agreement by Agnico Eagle (Barbados) Limited referred to in Section 4(c) above, Agnico Eagle (Barbados) Limited shall be deemed to be a party hereto. The Borrower shall cause such joinder agreement executed and delivered by

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Agnico Eagle (Barbados) Limited to be duly notarized under Applicable Law of Barbados within sixty (60) days of the date hereof.

8.                                      MISCELLANEOUS.

(a)                                 The Credit Agreement and the Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

(b)                                 This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

(c)                                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

(d)                                 The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)                                  This Agreement shall be binding upon the parties hereto, and the Lenders, and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto, and the Lenders, and their respective successors and permitted assign.

(f)                                   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)                                  This Agreement is a Loan Document.

[execution pages follow]

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IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Alyssa Senwasane
Name: Alyssa Senwasane
Title: Associate Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	General Counsel, Senior Vice President and Corporate Secretary

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1715495 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Vice President, Finance

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

TENEDORA AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES MEXICO COOPERATIE U.A.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Director A

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES SWEDEN COOPERATIE U.A.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Director A

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONORA S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO RESOURCES, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

2421451 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

CAYDEN RESOURCES, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

SOLTORO RESOURCES LTD.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

AMENDMENT NO. 5 TO SECOND

AMENDED AND RESTATED CREDIT AGREEMENT

This Amendment No. 5 to Second Amended and Restated Credit Agreement (the “Agreement”) is made as of October 26, 2016 between Agnico Eagle Mines Limited (the “Borrower”), the guarantors party hereto, The Bank of Nova Scotia, as Administrative Agent (as defined below), and the Lenders (as defined below) party hereto.

RECITALS:

A.                                    Reference is made to the second amended and restated credit agreement dated as of August 4, 2011 between the Borrower, the guarantors party thereto, The Bank of Nova Scotia, as administrative agent (the “Administrative Agent”) and joint lead arranger, The Toronto-Dominion Bank, as joint lead arranger, and each bank and financial institution party thereto, as lenders (the “Lenders”), as amended by amendment no. 1 to second amended and restated credit agreement dated as of July 20, 2012, amendment no. 2 to second amended and restated credit agreement dated as of September 8, 2014 (“Amendment No. 2”), amendment no. 3 to second amended and restated credit agreement dated as of September 30, 2015 and amendment no. 4 to second amended and restated credit agreement dated as of June 29, 2016 (the “Credit Agreement”).

B.                                    The Borrower has requested certain amendments to the Credit Agreement as set forth herein.

C.                                    The Lenders hereto have agreed to so amend the Credit Agreement on the terms and conditions set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.                                      DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement (as amended by this Agreement).

2.                                      AMENDMENTS.

(a)                                 The following is added after Section 1.1.27 of the Credit Agreement, as Section 1.1.27A of the Credit Agreement:

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

(b)                                 The following is added after Section 1.1.27A of the Credit Agreement, as Section 1.1.27B of the Credit Agreement:

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European

Parliament and of the Council of the European Union, the implementing law for that EEA Member Country from time to time that is described in the EU Bail-In Legislation Schedule.

(c)                                  Section 1.1.29 of the Credit Agreement is deleted in its entirety and replaced as follows:

“Bankers’ Acceptance Discount Rate” means, as determined by the Agent (a) in respect of Bankers’ Acceptances to be purchased by the Lenders which are Schedule I banks under the Bank Act (Canada), the average rate for Canadian Dollar bankers’ acceptances (rounded up to the nearest 1/100 of 1%) having Designated Periods of one, two, three, or six months quoted on Reuters Service, page CDOR “Canadian Interbank Bid BA Rates” (the “CDOR Rate”), having an identical Designated Period to that of the Bankers’ Acceptances to be issued on such day and (b) in respect of Bankers’ Acceptances to be purchased by the Lenders which are Schedule II banks under the Bank Act (Canada) or Schedule III banks under the Bank Act (Canada) which are not subject to the restrictions and requirements referred to in Section 524(2) thereof, and in respect of Discount Notes, the average of the rates for Canadian Dollar bankers’ acceptances quoted by the Schedule II Reference Lenders (rounded up to the nearest 1/100 of 1%), provided that such average rate may not exceed the rate determined under clause (a) by more than 0.10% per annum (in each of cases (a) and (b), the “Discount Rates”).  In all cases, the Discount Rates shall be quoted at approximately 10:00 a.m. on the Drawdown Date calculated on the basis of a year of 365 days. Notwithstanding the foregoing, the “Bankers’ Acceptance Discount Rate” shall not be less than zero (0).

(d)                                 The following is added to Section 1.1.59.2 of the Credit Agreement after the words “and similar instruments: “, other than such contingent obligations that are related to reclamation obligations”.

(e)                                  The following is added to Section 1.1.59.5 of the Credit Agreement after the words “property and services”: “other than indebtedness under Capital Lease Obligations that would have been characterized as operating leases in accordance with GAAP in effect as of December 31, 2015 but are recharacterized as Capital Lease Obligations because of subsequent changes to GAAP”.

(f)                                   Section 1.1.63 of the Credit Agreement is deleted in its entirety and replaced as follows:

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Advances or fund its participating interests in Swing Line Advances required to be funded by it hereunder within three Business Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within

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three Business Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, (f) is an Impacted Lender, or (g) has become the subject of a Bail-in Action.

(g)                                  The following is added after Section 1.1.73 of the Credit Agreement, as Section 1.1.73A of the Credit Agreement:

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country that is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country that is a parent of an institution described in item (a) of this definition, or (c) any financial institution established in an EEA Member Country that is a Subsidiary of an institution described in items (a) or (b) of this definition and is subject to consolidated supervision with its parent.

(h)                                 The following is added after Section 1.1.73A of the Credit Agreement, as Section 1.1.73B of the Credit Agreement:

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

(i)                                     The following is added after Section 1.1.73B of the Credit Agreement, as Section 1.1.73C of the Credit Agreement:

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

(j)                                    The following is added after Section 1.1.78 of the Credit Agreement, as Section 1.1.78A of the Credit Agreement:

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor to it), as in effect from time to time.

(k)                                 Section 1.1.83 of the Credit Agreement is deleted in its entirety and replaced as follows:

“Federal Funds Effective Rate” means, for any period, a fluctuating interest rate per annum equal, for each day during such period, to the

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weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by USA federal funds brokers as published for such day (or, if such day is not a Banking Day, for the immediately preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which such rate is not so published for such day by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the Agent from three Federal Funds brokers of recognized standing selected by the Agent.  If for any reason the Agent shall have determined, acting reasonably, that it is unable to ascertain the Federal Funds Effective Rate for any reason, including without limitation, the inability or failure of the Agent to obtain sufficient bids or publications in accordance with the terms hereof, The Bank of Nova Scotia’s announced US Base Rate will apply. Notwithstanding the foregoing, the “Federal Funds Effective Rate” shall not be less than zero (0).

(l)                                     Section 1.1.117 of the Credit Agreement is deleted in its entirety and replaced as follows:

“LIBOR” means, with respect to any Designated Period of one, two, three or six months relating to a Libor Advance, the average rate for deposits in US$ for a period comparable to the Designated Period which is displayed on the Libor01 page of Reuters Service, or in case of the unavailability of such page, which is displayed on the British Bankers Association Libor Rates Telerate (page 3750 or other applicable page), in either case at or about 11:00 a.m. (London time), determined two Banking Days prior to the applicable Drawdown Date in accordance with Section 4.5; if neither of such quotes is available, then LIBOR shall be determined by the Agent as the average of the rates at which deposits in US$ for a period similar to the Designated Period and in amounts comparable to the amount of such Libor Advance are offered by the Schedule 1 Reference Lenders to prime banks in the London inter-bank market at or about 11:00 a.m. (London time) on the date of such determination. Notwithstanding the foregoing, the “LIBOR” shall not be less than zero (0).

(m)                             The reference to “June 22, 2020” in the definition of Maturity Date in Section 1.1.130 of the Credit Agreement is deleted and replaced with “June 22, 2021”.

(n)                                 The following is added after Section 1.1.207 of the Credit Agreement, as Section 1.1.208 of the Credit Agreement:

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of that EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

(o)                                 The following is added to the end of each of Sections 3.6.1 and 3.6.3:

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Subject to Section 16.20, no such arrangement shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender.

(p)                                 The reference to “June 22, 2020” in Section 2.5.1 of the Credit Agreement is deleted and replaced with “June 22, 2021”.

(q)                                 The references to “or Impacted Lender”, “or Impacted Lender’s” and “or an Impacted Lender” in Section 3.6 of the Credit Agreement are deleted.

(r)                                    The following is added after Section 16.19 of the Credit Agreement, as Section 16.20 of the Credit Agreement:

Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among the parties hereto, each such party acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent the liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)           the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising under any Loan Document that may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)           the effects of any Bail-in Action on any such liability, including, if applicable:

(i)            a reduction in full or in part or cancellation of any such liability;

(ii)           a conversion of all, or a portion of, such liability into shares or other instruments of ownership in the EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to that party or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)          the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

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3.                                      WAIVER.

The conditions to effectiveness with respect to the amendments to Sections 1.1.191, 1.1.196, 11.2, 14.5.4, 14.9 (except Section 14.9.1.4(e)), 15.1.6, 15.1.9 and 15.1.10 of the Credit Agreement contained in section 4 of Amendment No. 2 are hereby waived by the Lenders and the parties hereto agree that such amendments are hereby in full force and effect.

4.                                      REPRESENTATIONS AND WARRANTIES.

In order to induce the Lenders to enter into this Agreement, the Borrower represents and warrants on the date of this Agreement as follows:

(a)                                 the representations and warranties of the Obligors contained in the Credit Agreement and the other Loan Documents, other than those expressly stated to be made as of a specific other date or otherwise expressly modified in accordance with Section 10.17 of the Credit Agreement, are true and correct in all material respects; and

(b)                                 no Default or Event of Default has occurred and is continuing.

Each representation and warranty made in this Agreement shall survive the execution and delivery of this Agreement.

5.                                      CONDITIONS PRECEDENT

The amendments to the Credit Agreement set out herein shall not become effective until the date on which the Obligors have:

(a)                                 paid the Agent for the account of the Lenders and the joint lead arrangers all fees payable under the confidential fee letter dated on or about the date hereof by The Bank of Nova Scotia and The Toronto-Dominion Bank, as joint lead arrangers, and accepted by the Borrower; and

(b)                                 delivered, or caused to be delivered, to the Agent the following additional documents or the Lenders have waived the requirement therefor:

(i)                                     where required under Applicable Law for this Agreement and any other Loan Document entered into by an Obligor to be enforceable against such Obligor, or where doing so would evidence the benefit to a Guarantor that has provided a Limited Guarantee of entering into this Agreement, certified copies of resolutions of the directors (or the equivalent) of each such Obligor, and where doing so would evidence the benefit to a Guarantor that has provided a Limited Guarantee of entering into this Agreement, certified copies of resolutions of the shareholders (or the equivalent) of each such Obligor, in each case, authorizing the execution, delivery and performance of this Agreement by such Obligor;

(ii)                                  where available, a certificate of status, certificate of compliance or an equivalent certificate issued by the relevant Governmental Authority in

6

respect of each Obligor, evidencing the status or good standing of such Obligor in its jurisdiction of incorporation or formation; and

(iii)                               a joinder agreement executed by Agnico Eagle (Barbados) Limited whereby Agnico Eagle (Barbados) Limited agrees to be a party to this Agreement as if an original signatory hereto and to be bound by all obligations applicable to it as an Obligor hereunder.

6.                                      CONFIRMATION.

Except as specifically provided herein, the Obligors confirm that nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Agent and the Lenders thereunder or under Applicable Law, all of which rights and remedies remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Agent and the Lenders with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)                                 acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)                                 reaffirms its guarantee of the Guaranteed Obligations as defined in and pursuant to the Guarantee granted by it to the Agent, on behalf of the Supported Parties;

(c)                                  represents and warrants that such Guarantee continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 confirms that such Guarantee is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)                                  acknowledges and agrees that the acceptance by or delivery to the Agent and the Lenders of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Agent’s or any Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

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7.                                      AGNICO EAGLE (BARBADOS) LIMITED — JOINDER AGREEMENT.

Upon the execution and delivery of the joinder agreement by Agnico Eagle (Barbados) Limited referred to in Section 5(b)(iii) above, Agnico Eagle (Barbados) Limited shall be deemed to be a party hereto. The Borrower shall cause such joinder agreement executed and delivered by Agnico Eagle (Barbados) Limited to be duly notarized under Applicable Law of Barbados within sixty (60) days of the date hereof.

8.                                      MISCELLANEOUS.

(a)                                 The Credit Agreement and the Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

(b)                                 This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

(c)                                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

(d)                                 The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)                                  This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto and their respective successors and permitted assign.

(f)                                   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)                                  This Agreement is a Loan Document.

[execution pages follow]

8

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Administrative Agent

By:	(signed) Clement Yu
Name: Clement Yu
Title: Director

By:	(signed) Ryan Moonilal
Name: Ryan Moonilal
Title: Analyst

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Lender

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Patricia Cernes-Banner
Name: Patricia Cernes-Banner
Title: Associate Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE TORONTO-DOMINION BANK

By:	(signed) Liza Straker
Name: Liza Straker
Title: Director

By:	(signed) Matthew Hendel
Name: Matthew Hendel
Title: Managing Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BANK OF MONTREAL

By:	(signed) Robert H. Wright
Name: Robert H. Wright
Title: Director

By:
Name:
Title:

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

ROYAL BANK OF CANADA

By:	(signed) Strati Georgopoulos
Name: Strati Georgopoulos
Title: Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

CANADIAN IMPERIAL BANK OF COMMERCE

By:	(signed) Kazim Mehdi
Name: Kazim Mehdi
Title: Director

By:	(signed) Peter Rawlins
Name: Peter Rawlins
Title: Executive Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

EXPORT DEVELOPMENT CANADA

By:	(signed) Elaine Posthumus
Name: Elaine Posthumus
Title: Senior Financing Manager

By:	(signed) Benson Mutalemwa
Name: Benson Mutalemwa
Title: Senior Associate

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BANK OF AMERICA, N.A., CANADA BRANCH

By:	(signed) Marc Ahlers
Name: Marc Ahlers
Title: Vice President

By:
Name:
Title:

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

BARCLAYS BANK PLC

By:	(signed) Vanessa Kurbatskiy
Name: Vanessa Kurbatskiy
Title: Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

NATIONAL BANK OF CANADA

By:	(signed) Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

By:	(signed) David Torrey
Name: David Torrey
Title: Managing Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

HSBC BANK CANADA

By:	(signed) Jean-Philippe Gariazzo
Name: Jean-Philippe Gariazzo
Title: Director, Banking, HSBC #055452 (A)

By:	(signed) Jason Lang
Name: Jason Lang
Title: Director, Resources & Energy Group

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

CITIBANK, N.A., CANADIAN BRANCH

By:	(signed) Samin Atique
Name: Samin Atique
Title: Authorized Signatory

By:
Name:
Title:

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: General Counsel, Senior Vice President and Corporate Secretary

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1715495 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

TENEDORA AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES MEXICO COOPERATIE U.A.

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES SWEDEN COOPERATIE U.A.

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONORA S.A. DE C.V.

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Secretary and Treasurer

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Second Amended and Restated Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

2421451 ONTARIO INC.

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	Authorized Signatory